               KPMG
                Suite 600
                4747 Executive Drive
                 San Diego, CA  92121

Report of Independent Registered Public Accounting Firm

The Board of Directors

MACC Private Equities Inc.:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that MACC Private Equities Inc. (the Company) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 as of July 15, 2009. Management is responsible for the Company’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 15, 2009 and with respect to agreement of security purchases and sales, for the period from March 31, 2009 (the date of our last examination) through July 15, 2009:

•	Count and inspection of all securities located in the vault of Cedar Rapids Bank and Trust in Cedar Rapids, Iowa (the Bank) without prior notice to management

•	Reconciliation of all such securities to the books and records of the Company

•	Agreement of all security purchases and security sales, since the date of our last report from the books and records of the Company to broker confirmations

•	Vouching of proceeds of security sales since the date of our last report

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with specified requirements.

In our opinion, management’s assertion that MACC Private Equities Inc. complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of July 15, 2009 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of MACC Private Equities Inc. and the Securities and Exchange Commission, and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP

San Diego, California

September 30, 2009

MACC PRIVATE EQUITIES, INC.

September 30, 2009

KPMG, LLP
Suite 600
4747 Executive Drive
San Diego, CA 92121

Ladies and Gentlemen:

We, as members of management of MACC Private Equities Inc. (the Company), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.  We have performed an evaluation of the Company’s compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of July 15, 2009 and from March 31, 2009 through July 15, 2009.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of July 15, 2009, and from March 31, 2009, through July 15, 2009, with respect to securities reflected in the investment account of the Company.

Very truly yours,

MACC Private Equities Inc.

By

/s/ Marilyn Benge_________

Marilyn Benge, Controller

/s/ Derek Gaertner_________

Derek Gaertner, CFO

/s/ Travis Prentice_________

Travis Prentice, President